Exhibit 99.3

Management’s Discussion and Analysis

The following discussion is a review of the financial performance and position of Claude Resources Inc. (“Claude” or the “Company”) for the years ended December 31, 2009 and 2008. This discussion is the responsibility of Management and the information within this Management discussion and analysis is current to March 26, 2010.  The Board of Directors approved the disclosure presented herein.  The discussion should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. All amounts are expressed in Canadian dollars, except where otherwise indicated.

Note To Investors

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Overview

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario.

mission and vision

The Company’s mission is to create significant shareholder value through gold exploration and mining.  Its vision is to be valued by all stakeholders for its ability to discover, develop and produce gold in a safe, environmentally responsible and profitable manner.

goals and key performance drivers

The Company’s goals and key performance drivers include:

•	Increasing its resource base through aggressive exploration programs;
•	Improving operating margins at the Seabee Operation;
•	Strengthening the Balance Sheet and maintaining liquidity in order to reduce financial risk;
•	Consider strategically attractive opportunities and accretive transactions; and
•	Ensuring that the Company’s share price reflects underlying value.

Measuring the Company’s Results

Increasing Claude’s Resource Base Through Aggressive Exploration Programs

During 2009, the Company achieved its objective of increasing its resource base.  In conjunction with SRK Consulting (Canada) Inc. (“SRK”), the Company filed a National Instrument 43-101 mineral resource evaluation for the Madsen Mine during the fourth quarter of 2009.  The statement outlined Indicated Resources of 928,000 ounces of gold at 0.26 ounces per ton or 8.93 grams per tonne and Inferred Resources of 297,000 ounces of gold at 0.34 ounces per ton or 11.74 grams per tonne.  The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

At the Madsen Property, Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground exploration access.  Phase I underground drilling of the 8 Zone program, from the 10th level, has confirmed high grade mineralization 450 feet(1) down plunge of the historic mine infrastructure as well as identifying the potential for the development of parallel footwall lenses.  In preparation for Phase II of the underground drill program from the 16th level in 2010, shaft dewatering and remediation continued.

(1)   Historically, Madsen results have been reported in ounces per ton and feet (imperial).

The 2010 drill program at Madsen plans to continue with Phase II underground drilling on the 8 Zone plunge and strike extensions as well as surface drilling on the Austin Tuff Extension, Starratt Olsen Footwall, Russett Lake and the 8 Zone up-plunge targets.

At the Seabee Operation, the Company focused its gold exploration efforts on drilling at Seabee Deep and on continued development of satellite ore bodies.  This includes the Santoy 8 Project which is expected to commence commercial production during the fourth quarter of 2010 and will provide supplemental feed for the Seabee Mill.  Recently released drill results at Seabee Deep included 10.16 grams of gold per tonne over 1.6 metres true width, 20.13 grams of gold per tonne over 1.3 metres true width, 8.68 grams of gold per tonne over 4.5 metres true width and 10.71 grams of gold per tonne over 2.9 metres true width. These intercepts demonstrate grade above the historical average and are in close proximity to existing development and infrastructure.

Improving Operating Margins at the Seabee Operation

During 2009, the Company improved operating and profit margins at the Seabee Operation.  Total cash cost per ounce decreased four percent to CDN $699 (U.S. $613) per ounce this year from CDN $729 (U.S. $683) in 2008.  Furthermore, for the year ended December 31, 2009, earnings before interest, taxes, depreciation and amortization (EBITDA) (1) was $11.7 million versus $3.5 million in 2008.

(1)	For an explanation of non-GAAP performance measures refer to “Non-GAAP Performance Measures”.

Building on the 2008 resource upgrade at Santoy 8, Claude has continued to move the Santoy 8 Project toward commercial production.  The Company has submitted the environmental studies and permitting required for the Santoy 8 Project.  Pre-construction approval was received during the fourth quarter of 2009 for portal development and settling pond construction.  The Company will continue to focus on the profitability of the Seabee Operation.  This will be accomplished through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies including Santoy 8.

Financial Capacity

During 2009, the Company strengthened its balance sheet and improved liquidity by aggressively repaying outstanding debt while building its cash reserves.  During the second quarter of 2009, Claude completed its offer to purchase a portion of the outstanding 12 percent senior secured debentures of the Company.  A total of $8.3 million of debentures were purchased, representing approximately 46 percent of the total outstanding debentures.  As a result of this repurchase, the Company will realize interest savings of $1.0 million annually over the remaining term of the outstanding debentures.

In 2009, Claude completed three separate private placements and raised gross proceeds of $29.8 million.  Also, during the fourth quarter, Claude sold its working interest in its Gainsborough oil assets located in southern Saskatchewan for gross proceeds of $0.5 million.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

These transactions have helped to ensure continued funding of exploration efforts and expansion of mining projects.  During 2010, Claude will remain focused on further improving its Balance Sheet, maintaining significant unencumbered cash on hand and will continue to maintain access to financial markets.  In addition, the Company’s remaining oil and natural gas assets in Alberta remain held for sale and are expected to be fully divested in 2010.

Strategically Attractive and Accretive Transactions

In January 2010, the Company completed a reorganization of its working interest in the Amisk property.  After acquiring the balance of the interests held by Cameco and Husky, the Company is in final stages of negotiations to vend a 35 percent interest in the property to St. Eugene Mining Corporation Ltd. The acquisition of controlling interest in the Amisk Lake property is consistent with Claude's strategy to focus on exploration and developing gold assets in mining friendly jurisdictions.

Shareholder Value

During 2009, the Company’s shares experienced a recovery after the unprecedented and historic lows experienced during 2008.  Since December 31, 2008, shareholders of CRJ on the TSX have observed an increase of 195 percent in the value of their investment; on the AMEX, shares of CGR have appreciated in value 269 percent.  At December 9, 2009, shares of Claude traded on the TSX experienced a one year high at $1.46 and at December 31, 2009 closed at $1.24 (December 31, 2008 - $0.42); on the NYSE-AMEX, Claude’s shares closed at $1.18 US$ (December 31, 2008 - $0.32 US$).  Despite this improvement, Management remains focused on ensuring that the underlying value of the Company’s assets is appropriately reflected in its share price during 2010 and beyond.

The Company is continuing with its strategy of becoming a pure gold play through the continued divestitures of its non-core oil and natural gas assets, all the while remaining open to potentially accretive transactions in the gold industry that will further increase shareholder value.  Production at the Company’s Seabee Operation has increased and costs have stabilized.  Furthermore, the Company’s strengthened Balance Sheet has helped to ensure the continuation of the Madsen exploration program.

With the support of a major rise in gold price, strong working capital, improving economics at our Seabee Operation and a significantly expanded resource base at Madsen, Claude is well positioned to further execute its strategy of discovering, developing and producing gold in established Canadian mining and exploration districts adjacent to existing infrastructure.

Exploration Results

Claude Resources continued its aggressive exploration and development strategy during 2009, focusing at Madsen on the completion of Phase I of the 8 Zone drill program and continued surface evaluation of the Madsen Mine and 8 Zone trends.  Underground drilling confirmed high grade mineralization 450 feet down plunge of historic mine infrastructure as well as the potential for the development of parallel footwall lenses.  In preparation for Phase II of the underground program in late 2010, shaft dewatering and rehabilitation continued, surpassing the 15th level. In late 2009, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. As noted in Table 2 below, the evaluation outlined Indicated Resources of 928,000 ounces of gold at 0.26 ounces per ton or 8.93 grams per tonne and Inferred Resources of 297,000 ounces of gold at 0.34 ounces per ton or 11.74 grams per tonne.

Exploration on the Seabee Operation during 2009 focused on permitting and developing satellite ore bodies to be used as supplemental feed for the Seabee mill.  A 33,000 tonne bulk sample was completed at Porky West.  The Company continued to move Santoy 8 towards commercial production by preparing an Environmental Impact Statement and initiating surface construction.  Combined with anticipated production from Santoy 8, the Company is continuing to demonstrate its capacity to effectively grow the Seabee Operation from discovery, to development and then to production.

All exploration activities were carried out under the direction of Qualified Persons, Brian Skanderbeg, P. Geo., Vice President Exploration and Philip Ng, P. Eng., Vice President Mining Operations.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Madsen Project

The Madsen Project comprises over 10,000 acres (4,000 hectares) and, having produced in excess of 2.4 million ounces, is the third largest gold producer in the Red Lake camp in Ontario, Canada.  Infrastructure includes a fully functional 500 ton per day mill, 4,000 foot deep shaft and permitted tailings facility.

During 2009, exploration drilling focused on Phase I of the 8 Zone underground drill program.  Initiated from the 10th level in December of 2008, the directional-drilling program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. Historic high grade drill results were verified with the return of 0.75 ounces per ton over 25.92 feet (including 4.14 ounces per ton over 3.12 feet) and 3.71 ounces per ton over 2.46 feet.  See Table 1 for highlights of the Phase I 8 Zone drill program.  Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.

Table 1: Highlights from Phase I 8 Zone drill program at the Madsen Mine, Ontario.

Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	Visible Gold Noted
MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	✓
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	✓
MUG-09-03 (incl)	915.40	917.89	33.39 58.18	2.49 1.25	0.97 1.70	8.17 4.10	✓ ✓
MUG-09-04 (incl)	909.55	917.45	25.77 141.80	7.90 0.95	0.75 4.14	25.92 3.12	✓ ✓
MUG-09-05 (incl)	943.51	946.90	24.30 62.09	3.39 1.22	0.71 1.81	11.45 4.00	✓ ✓

In addition to the Phase I 8 Zone underground drill program, surface exploration also continued to test the Austin Tuff and Fork Zone targets. The Apple target consists of an extension of the Austin and McVeigh Tuff horizons northeast of the Madsen shaft.  The Fork Zone is located mid-way between the Starratt-Olsen and Madsen mines.  The target comprises two sub-parallel, moderately, southeast-dipping shear systems that host southwest plunging ore-shoots.  The mineralized shear system has been intercepted over a strike length in excess of 450 metres and remains open along strike and at depth.  Assay results from the 2009 programs are being integrated with historic results, with further surface testing planned for 2010.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Russett Lake
Madsen Shaft
Mill Complex
McVeigh Tuff
Confederation Assemblage
Austin Tuff
Balmer Ultramafic Sequence
Balmer Mafic Sequence
16 Level
Madsen Mine Trend
8 Zone Trend
8 Zone
Flat Lake Howey Bay Deformation Corridor
1500 Meters
5000 Feet
Kilalla Baird Batholith
Schematic Cross Section
Madsen Mine
Claude Resources Inc.
Discovering. Developing. Delivering.
300 Meters
1000 feet

Figure 1: Madsen Mine Cross Section

Following 20 months of compilation of historic data, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling as at September 27, 2009 and geological and resource modeling.  The resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine.  The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Table 2: Consolidated Mineral Resource Statement(1) for the Madsen Mine, Ontario.
Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)
Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	Zone 8		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

(1)
Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S.$1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

During 2009, the Company achieved several important objectives at the Madsen Project with the National Instrument 43-101 mineral resource evaluation, completion of the Phase I 8 Zone drill program and continued drilling at the Fork Zone and Austin targets.  Moving forward, the 2010 drill program plans to continue with Phase II underground drilling on the 8 Zone plunge and strike extensions as well as surface drilling on the Apple, Starratt-Olsen footwall, Russett Lake and the 8 Zone up-plunge targets.

Buffalo Mine
Hasaga Mine
Madsen Mine Trend
8 Zone Trend
Madsen Mine
Starratt Olsen Mine
Faulkenham Mine
N

Claude Resources Inc.

Discovering. Developing. Delivering.

Figure 2: Madsen Regional View

The Company’s Madsen shaft de-watering and rehabilitation program is ongoing.  A new pump station on the 12th level was completed during the third quarter.  However, the dewatering program experienced a delay during the fourth quarter due to a catch pit failure below 200 level of the shaft. Currently, inspections, rehabilitation and upgrades of the Madsen shaft are being undertaken prior to the recommencement of the de-watering program.  The Phase II underground drill program on the 8 Zone Trend at Madsen will continue once the 16th level is de-watered and drill chambers have been established.

Seabee Operation

The Seabee Operation includes 14,400 hectares and is comprised of 4 mineral leases and extensive surface infrastructure. During 2009, exploration efforts focused on advancing the Santoy 8 project, continued bulk sampling of the Porky West deposit and continued exploration of the Seabee North region.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Figure  3: Seabee Operation

Santoy 8

The Santoy 8 Project is located approximately 14 kilometres east of the Seabee Mill and accessed via an all-weather road.  Gold mineralization is hosted in siliceous, skarnified, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply eastward and are interpreted to be amenable to bulk mining techniques.  Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 350 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north.  True thickness of the Santoy 8 deposits vary from 1.5 metres to 30 metres.

During 2009, Claude updated its mineral resource calculation for the Santoy 8 Project.  As at December 31, 2009, the mineral reserves at Santoy 8 are 177,300 tonnes at 7.02 grams of gold per tonne (40,000 ounces), measured and indicated mineral resources consist of 545,600 tonnes at 8.98 grams of gold per tonne (157,500 ounces) and inferred mineral resources are 391,500 tonnes at 8.08 grams of gold per tonne (102,000 ounces). The upgrading of the resource model was the Company's first step in the transition from exploration through bulk sampling to commercial production at the Santoy 8 deposits.

The Santoy 8 Power Line Project continued during 2009.  During the fourth quarter, the Company installed and commissioned the main transformer, which marked the completion of the final phase of the project and has tied this property to the Provincial power grid.  Further to the production discussions with Federal and Provincial regulatory agencies reported during the second quarter regarding the proposed Santoy 8 Project, the Company is pleased to report that it has received pre-construction approval from the Saskatchewan Ministry of Environment for the mine portal and approximately 150 metres of decline.  Portal construction and surface infrastructure for the planned development of the Santoy 8 deposit were initiated in late 2009. Claude views the Santoy 8 project as a key driver in the expansion of the Seabee Operation and in lowering operating costs over the next three years.  The Company has completed the environmental studies.  Late in the first quarter of 2010, Claude received Ministerial approval for the development of the Santoy 8 satellite deposit.  The Company is now in the position to apply for the regulatory approvals including the License to Operate a Pollutant Control Facility and anticipates receiving the permits required for commercial mining of the Santoy 8 and 8E deposits early in the second quarter of 2010.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Seabee North

Claude wholly owns the Porky Lake structural zones located approximately three kilometres northwest of its Seabee Mill.  The Seabee North region includes the Porky Lake West and Porky Lake East (“Pigeon Lake”) gold zones as well as strike continuity of the system to the north.  The gold-bearing horizon has been traced intermittently over 7.5 kilometres from the western extent of the Porky West zone to the north of the Pigeon Lake zone in the east.  Drill testing from 2002 to 2006 successfully discovered two structural zones of significant mineralization, Porky Main and Porky West.  The extensive mineralized horizon in the Porky Lake Region will continue to be explored by surface prospecting and geochemical surveys and further drill testing.  Drilling is expected to begin in February 2010.

In late 2009, Claude completed a bulk sample of the Porky West deposit.  Ore was extracted via a decline from two levels.  During 2009, 33,068 tonnes at a grade of 3.34 grams of gold per tonne were processed from Porky West.  Based on the low grade, the Company will re-evaluate the economics of the  Porky West deposit in 2010.  At December 31, 2009, the Measured and Indicated Mineral Resource at Porky West was 112,908 tonnes at 3.06 grams of gold per tonne (11,108 ounces) while the Inferred Mineral Resource at Porky West was 138,314 tonnes at 6.03 grams of gold per tonne (26,792 ounces). At Porky Main, the Measured and Indicated Mineral Resources consisted of 160,000 tonnes at 7.50 grams of gold per tonne (38,600 ounces) and the Inferred Mineral Resource was 70,000 tonnes at 10.43 grams of gold per tonne (23,500 ounces).

Amisk Lake Property

The property is host to the Laurel Lake gold-silver deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects. Extensive historic exploration, inclusive of significant surface and underground drilling and bulk sampling, was completed by Saskatchewan Mining Development Corporation (SMDC), Hudson Bay Mining and Smelting, Husky Oil and Claude Resources.

The Amisk Lake Property comprises 13,600 hectares and is located southwest of the town of Flin Flon in the Flin Flon-Snow Lake Greenstone Belt. The property is host to a significant historic gold-silver +/- zinc-copper resource within the Laurel Lake Deposit. Initially, the Company plans to focus on evaluating the historic resources in light of current gold prices and advances in bulk mining techniques.

Claude has acquired a 65 percent interest in the property from Cameco and Husky Oil and is in the final stages of negotiating a Purchase and Sale Agreement with St. Eugene Mining Corporation Ltd.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to TSL Laboratory in Saskatoon, Saskatchewan, Accurassay Laboratories at Thunder Bay, Ontario, and or the Seabee minesite lab.  The former two laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and/or screen fire finish. Intercepts are reported as drilled widths and range from 65 percent to 90 percent of true widths.  Composite intervals were calculated using a 3.00 grams per tonne cut-off and may include internal dilution.

2009 Mining Operations Results

Seabee Operation

For the year ending December 31, 2009, the Seabee Operation consisted of feedstock from the Seabee Mine, Santoy 7 Mine and Porky exploration project.  Additional details are provided in Table 3 below.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 3: Seabee Operation Gold Production Results (2009 versus 2008):
	Q1	Q2	Q3	Q4	Total	Seabee	Santoy 7	Porky
Tonnes Milled - 2009	54,190	51,284	70,700	71,467	247,641	183,474	31,099	33,068
Tonnes Milled - 2008	51,111	57,984	57,799	61,533	228,427	179,437	43,209	5,781
Grade - 2009 (grams of gold per tonne)	6.36	4.92	6.53	6.56	6.17	6.24	8.74	3.34
Grade - 2008 (grams of gold per tonne)	5.37	6.45	6.77	7.09	6.46	6.44	6.94	3.59
Milled Ounces - 2009	11,085	8,111	14,839	15,084	49,119	36,829	8,740	3,550
Milled Ounces - 2008	8,831	12,026	12,585	14,021	47,463	37,157	9,638	668
Gold Recovery % - 2009	95.75%	95.37%	95.56%	94.79%	95.33%	95.36%	95.38%	94.97%
Gold Recovery % - 2008	95.38%	95.88%	94.98%	96.66%	95.79%	95.80%	95.73%	96.41%
2009 Produced Ounces	10,613	7,735	14,180	14,299	46,827	35,121	8,335	3,371
2008 Produced Ounces	8,422	11,531	11,962	13,551	45,466	35,595	9,227	644

Total mine operating costs decreased five percent to $30.5 million from $32.2 million last year.  This result was in line with Management expectations and was attributable to stabilization of labour, material and service costs.  2010 operating costs are forecast to be similar to those of 2009.

Table 4: Annual Seabee Production and Costs Statistics

	Dec 31	Dec 31
	2009	2008

Tonnes Milled	247,641	228,427
Head Grade (grams per tonne)	6.17	6.46
Recovery (%)	95.3%	95.8%
Gold Produced (ounces) (1)	46,827	45,466
Gold Sold (ounces) (2)	43,631	44,099
Operating Expenses (CDN$ million)	$30.5	$32.2
Cash Operating Costs (CDN$/oz)(3)	$699	$729
Cash Operating Costs (US$/oz)(3)	$613	$683

(1)	Includes ounces produced from Santoy 7 and Porky West bulk samples.
(2)	Excludes 3,379 ounces (2008 - 640 ounces) sold from Porky West bulk sample.
(3)	For an explanation non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Figure 4: Seabee Operation Annual Production and 2010 Forecast Production

Seabee Mineral Reserves and Mineral Resources

During 2009, Claude completed approximately 50,000 metres of surface and underground diamond drilling at the Seabee Operation.  Drilling evaluated down plunge extensions of the Seabee ore shoots, hanging wall mineralization, as well as targets east of the present mining areas.  Highlights from 2009 drill program at Seabee Deep include:

•	30.60 grams of gold per tonne over 2.5 metres true width (hole U09-605);
•	14.98 grams of gold per tonne over 4.7 metres true width (hole U09-630);
•	23.39 grams of gold per tonne over 1.0 metres true width (hole U09-637);
•	14.07 grams of gold per tonne over 3.2 metres true width (hole U09-639);
•	19.36 grams of gold per tonne over 3.3 metres true width (hole U09-655);
•	10.16 grams of gold per tonne over 1.6 metres true width (hole U09-660);
•	20.13 grams of gold per tonne over 1.3 metres true width (hole U09-665);
•	8.68 grams of gold per tonne over 4.5 metres true width (hole U09-666); and
•	28.05 grams of gold per tonne over 1.6 metres true width (hole U09-671).

Drill intercepts from Seabee Deep continue to better define higher grade ore shoots out of the 2b and 2c zones.  As these ore shoots are in close proximity to existing development and infrastructure, the Company has been able to positively impact the head grade delivered to its central milling facility over the short and medium term.

At December 31, 2009, proven and probable reserves in the Seabee Operation were 949,608 tonnes, grading 6.82 grams per tonne or 208,162 ounces of gold.  Compared to December 31, 2008, this represents a five percent decrease in reserve tonnage and reserve ounces.  This decrease is attributed to the reclassification of the Porky West Deposit to a Mineral Resource as well as the completion of mining at the Santoy 7 satellite deposit.

The Company’s mineral resources at its Seabee Operation included measured and indicated mineral resources of 207,208 ounces and inferred mineral resources totalled 320,055 ounces.  Compared to December 31, 2008, this represents a ten percent decrease in contained gold within our mineral resources.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 5: Seabee Operation Mineral Reserves and Mineral Resources

Claude Resources Inc. - Mineral Reserves and Mineral Resources
Proven and Probable Reserves
Projects	December 31, 2009			December 31, 2008
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	772,309	6.77	168,163	685,700	6.98	154,000
Santoy 7	-	-	-	54,000	7.95	13,800
Santoy 8	177,328	7.02	40,015	177,328	7.02	40,015
Porky West	-	-	-	81,400	4.29	11,200
Totals	949,637	6.82	208,178	998,428	6.82	219,015
Measured and Indicated Mineral Resources
Projects	December 31, 2009			December 31, 2008
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Santoy 8	545,625	8.98	157,529	545,625	8.98	157,529
Porky Main	160,000	7.50	38,581	160,000	7.50	38,581
Porky West	112,908	3.06	11,104	-	-	-
Totals	818,533	7.87	207,214	705,625	8.64	196,110
Inferred Mineral Resources
Projects	December 31, 2009			December 31, 2008
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	651,168	8.01	167,763	950,000	8.19	250,000
Santoy 7	-	-	-	-	-	-
Santoy 8	391,500	8.10	101,955	391,500	8.10	101,955
Porky Main	70,000	10.43	23,473	70,000	10.43	23,473
Porky West	138,314	6.03	26,792	76,000	6.39	15,600
Totals	1,250,982	7.96	319,983	1,487,500	8.17	391,028

Claude is planning in excess of 40,000 metres of underground drilling to replace 2010 production. The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons, Philip Ng, P.Eng., Vice President Mining Operations and Brian Skanderbeg, P.Geo., Vice President Exploration.

Health, Safety and the Environment

In 2009, Management focused on strengthening its operational team and management systems to improve performance in matters related to health, safety and the environment.  To this end, the Company has identified appropriate training developed by experienced professionals in these fields.  Loss control, a safety training program, commenced at the end of June and is expected to continue in 2010.  In addition, to mitigate potential inadvertent discharges to the environment, the Company has retained professionals to conduct external reviews of its facilities, operating processes, procedures and systems.

Claude continued with planned improvements to lessen its impact on the environment identified through its enterprise risk management program.  During 2009, the Company continued to upgrade its storage facilities for hazardous materials at site.  In 2010, the Company plans to invest nearly $1.0 million of advanced filtration and effluent processing systems at its Seabee Operation for the betterment of the local environment.  Management’s focus will remain on strengthening its operational team and management systems to improve performance in matters related to health, safety and the environment.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Financial Results of Operations

The Company reports its results of operations based on Canadian Generally Accepted Accounting Principles (“GAAP”).

Financial

For the year ended December 31, 2009, the Company recorded a net loss of $6.3 million, or $0.06 per share.  This compares to net earnings of $0.4 million in 2008, or $0.00 per share, after a gain of $6.5 million arising from the sale of certain of the Company’s natural gas assets and after a $2.2 million non-cash recovery related to income tax benefits arising from the issuance of flow through shares.

Revenue

The Company’s Porky Lake bulk sample has not been declared to be in commercial production.  As such, gold revenues, net of expenditures, from this project have not been included in earnings; rather, these amounts have been offset against the carrying value of the asset.

Gold revenue from the Company’s Seabee Operation for the year ended 2009 increased 18 percent to $48.5 million from $41.0 million reported for the year ended 2008.  The increase was a result of a 20 percent improvement in Canadian dollar gold prices realized (2009 - $1,112 (U.S. $975); 2008 - $930 (U.S. $871)) offset by a modest decrease in gold sales volume (2009 - 43,631 ounces; 2008 - 44,099 ounces).

Figure 5: Average Gold Price (London PM Fix - US$)

Expenditures

For the year ended December 31, 2009, the Company reported mine operating costs of $30.5 million, a five percent decrease from the $32.2 million recorded in 2008.  This decrease was largely attributable to stabilized labour, material and service costs.  Total Canadian dollar cash cost per ounce decreased four percent to CDN $699 (U.S. $613) per ounce this year from CDN $729 (U.S. $683) in 2008.  This result was due to a combination of lower operating costs offset by slightly lower gold sales volume.

Table 6: Total Cash Costs per Gold Ounce Sold (1)

Years ended	Dec 31	Dec 31
	2009	2008

Operating expenses (CDN $ thousands)	$30,491	$32,166
Divided by ounces sold (2)	43,631	44,099
Total cash costs per ounce (CDN$)	$699	$729

CDN $ Exchange Rate	1.1409	1.0673
Total cash costs per ounce (US$)	$613	$683

(1)	Cash cost per gold ounce sold is a non-GAAP performance measure. For an explanation non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.
(2)	Excludes ounces sold from Porky Lake bulk samples.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

The above noted increase in revenues and reduction of operating expenses has had a positive impact on the Company’s gross margin.

Depreciation, Depletion and Accretion

For the year ended December 31, 2009, depreciation, depletion and accretion reported was $19.6 million, a 57 percent increase over the $12.5 million reported in 2008.  These results were due to a higher asset base, increased broken tonnes and fewer reserve tonnes at the Seabee and Santoy Operations.

General and Administrative Expense

General and administrative expense in 2009 was $4.6 million, relatively unchanged from the $4.7 million reported in 2008.

Interest and Other

For the year ended December 31, 2009, interest and other income was $0.5 million, a decrease of $1.8 million from the interest and other expense of $1.3 million for the same period in 2008.  This was primarily due to a slight increase in interest expense on long term debt offset by derivative income.

Write Down of Available for Sale Securities

The Company has an equity portfolio of publicly listed companies that are classified as available-for-sale.  During the year, the Company wrote down the value of one of these companies which experienced a decline in market value that was other-than-temporary.  Previously, this unrealized loss was recorded in Other Comprehensive Income.  As a result of the decline, the unrealized loss within Other Comprehensive Income was transferred to the Income Statement.

Write Down of Mineral and Exploration Properties

The write down of mineral and exploration properties of $1.1 million in 2009, compared to $0.9 million in 2008, related to a reduction in carrying values of certain exploration properties in Saskatchewan and the Tartan Lake Mine in Manitoba.

Income Taxes

The income tax recovery of $2.2 million noted in the first quarter of 2008 was the income tax benefit arising from the issuance of flow-through shares during 2007.  As there were no flow-through shares issued in 2008, there is no similar benefit for 2009.

Liquidity and Financial Resources

The Company had working capital of $28.5 million (2008 - $19.2 million).  The working capital improvement was largely the result of increases to cash and cash equivalents, receivables related to gold sales, inventories, and decreases in payables.  Earnings before interest, taxes, depreciation and amortization (EBITDA)(1) was $11.7 million (2008 - $3.5 million).

(1) For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Table 7: Working Capital and Current Ratios

In thousands of CDN dollars			Percent Increase (Decrease)
	2009	2008	2009	2008

Current assets	45,258	36,719	23	30
Current liabilities	16,727	17,511	(4)	7
Working capital	28,531	19,208	49	62
Current ratio	2.7	2.1	29	24

The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.

In December 2009, the Company completed a private placement offering consisting of the issuance of 12,000,000 special warrants at a price of $1.15 per Special Warrant for aggregate gross proceeds of $13.8 million.  The net proceeds of the Offering will be used to fund the continued exploration of the Madsen Project and for general corporate purposes.

Investing

Mineral property expenditures during the year were $25.3 million, a $1.3 million decrease from 2008. Year to date, expenditures were comprised of the following: Seabee Mine development of $9.2 million (2008 - $8.9 million); exploration costs, focusing on the Madsen, Santoy 8 and Porky exploration projects, of $13.3 million; and buildings, plant and equipment additions of $2.8 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion.

In 2009 and 2008, no reclamation and decommissioning deposits were required for the Company’s Seabee Operation nor for its Madsen exploration project.

Financing

Financing activities during 2009 included the following:

(i) a private placement offering whereby a total of 12,000,000 special warrants were issued at a price of $1.15 per special warrant for an aggregate gross proceeds of $13.8 million. Each special warrant will entitle its holder to acquire upon exercise, or upon deemed exercise immediately prior to the expiry date, without payment of any additional consideration, one unit.  Each unit will be comprised of one common share of Claude and one-half of a common share purchase warrant. Each whole purchase warrant will entitle its holder to acquire one common share at a price of $1.75 for a period of 24 months following the date hereof.  The special warrants will be exercisable at any time following the closing date and shall be deemed automatically exercised, if not already exercised by their holders, on the expiry date.  On February 2, 2010 all special warrants were deemed exercised.

(ii) a private placement offering whereby a total of 8,599,100 units and 5,333,000 flow-through shares were issued at a price of $0.75 and $0.80, respectively.  Gross proceeds from the offering were $10.7 million.  The units issued included one common share of Claude and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.90 for a period of 18 months subsequent to the completion of the offering.

(iii) a private placement financing whereby a total of 5,000,000 units and 2,000,000 flow-through shares were issued at prices of $0.72 and $0.85, respectively.  The aggregate gross proceeds from the offering were $5.3 million.  The units issued included one transferable common share purchase warrant which entitles the holder to acquire one common share of the Company at a price of $0.90 for a period of 36 months subsequent to the completion of the offering.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Other financing activities included the issuance of 421,056 common shares (2008 - 114,633 common shares) pursuant to the Company’s Employee Share Purchase Plan.

During the year, the Company repaid $2.2 million of its demand loans outstanding.  The Company’s $2.8 million short-term credit facility, which had interest only payments and was due in December 2009, was renegotiated during the fourth quarter.  The proceeds and repayments of capital lease obligations relate primarily to production equipment.

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

The Capital structure is as follows:

Capital Structure			December 31	December 31
in thousands of CDN dollars	Interest	Maturity	2009	2008

Demand loan # 1	5.99%	Feb/2010	$192	$1,302
Demand loan # 2	Prime + 1.50%	Aug/2011	1,667	2,667
Demand loan # 3 (1)	4.55%	Nov/2010	2,727	-
Debenture	12.00%	May/2013	9,192	16,575
Total debt			$13,778	$20,544
Less: cash and cash equivalents			11,948	8,390
Net debt			1,830	12,154
Shareholders’ equity			$110,844	$87,072
Total debt to capital			.02	.14

(1)	During the fourth quarter of 2009, the Company renegotiated the terms of this Demand loan.

Short-term debt facilities include access to a $3.5 million operating line of credit which had not been drawn on at year-end.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations in revenue, Claude may undertake hedging transactions, from time to time, in respect of the price of gold and foreign exchange rates. At December 31, 2009, the Company had outstanding foreign exchange contracts to sell U.S.$7.5 million at an average exchange rate of 1.0870 CDN$/US$ with a market value gain inherent in these contracts of $0.3 million. At December 31, 2009, the Company had outstanding forward gold contracts related to 2010 production of 5,000 ounces at an average price of U.S.$1,081 per ounce with a market value loss inherent in these contracts of $0.1 million.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Contractual Obligations

The Company’s contractual and other obligations as at December 31, 2009 are summarized as follows:

	Payments/Commitments due by period (in thousands of Canadian dollars)
	Total	Less than 1 year	2-3 years	4-5 Years	More than 5 years

Contractual Obligation

Demand loans	4,586	3,919	667	-	-
Interest on demand loans	294	277	17	-	-
Debenture	9,838	-	-	9,838	-
Debenture interest	4,003	1,181	2,361	461	-
Capital lease obligations	3,279	2,039	1,240	-	-
Interest on capital leases	192	142	50	-	-
Office lease	513	97	219	197	-
Flow-through expenditures	3,599	3,599	-	-	-
Royalty payments(1)	47,770	5,591	11,985	13,574	16,620
Royalty obligations(1)	83,554	-	-	21,112	62,442
	157,628	16,845	16,539	45,182	79,062

(1)	Funds are available from the Restricted promissory notes, and interest thereon, to pay the Royalty payment and Royalty obligations.

Accounting Estimates

Claude’s significant accounting policies are contained in Note 2 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves

Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, commodity prices and future operating and capital costs can have a significant impact on the impairment assessments of the assets.

Valuation of Properties

Claude assesses the carrying values of its properties annually or more frequently if warranted by a change in circumstances.  If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings.  Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves.  A change in assumptions may materially impact the potential impairment of these assets.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Asset Retirement Obligations

Claude’s mining, exploration and development activities are subject to various levels of federal and provincial law as well as environmental regulations, including requirements for closure and reclamation. Management judgment and estimates are used when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Shrinkage Stope Platform Costs

The Company utilizes shrinkage stoping and long-hole mining as its primary mining methods to mine the Seabee orebody. Under the shrinkage stoping method, the ore is used as a working platform to access and mine further ore and is valued at the lower of cost and net realizable value. Under the long-hole mining method, costs incurred to access the long-hole stope are inventoried and also valued at the lower of cost and net realizable value.  Both amounts are recorded as shrinkage stope platform costs on the balance sheet. Broken ore from the shrinkage stope is reclassified to inventory once removed from the stope and taken to surface. This ore is expected to be processed in the following 12 months. If actual tonnage and grade vary significantly from estimates, or if the price of gold declines, there could be a material impact on the profitability of mining operations.

Business Risk

The profitability and operating cash flow of the Company is dependent on several factors: the quantity of gold produced, related gold prices, foreign exchange, operating costs, capital expenditures, exploration levels and environmental, health and safety regulations.  These and other risk factors listed below relate to the mining industry in general while others are specific to Claude.  Whenever possible, the Company seeks to mitigate these risk factors.

Inherent Exploration and Mining Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves.

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Operation and whether any of the Company’s exploration stage properties can be brought into production. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations.  The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Mine, to become unprofitable.  The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding.  The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Gold Price Volatility

The economics of developing gold properties is affected by many factors, including the cost of operations, variations in the grade of ore mined and the price of gold. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2009, the market price for gold ranged from a low of U.S. $810 to a high of U.S. $1,213, with an average price of U.S. $972.

Any significant drop in the price of gold adversely impacts Claude’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations.  The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities.  The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable, begin development of its properties, or commence or, if commenced, continue commercial production.

Foreign Exchange Risk

The price of gold and oil and natural gas is denominated in U.S. dollars and, accordingly, Claude’s revenue from operations are denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated changes in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2009, CDN$/US$ exchange rate ranged from a low of $1.0259 to a high of $1.2991, with an average of $1.1420.

Ore Reserves and Ore Grade Estimates

Claude has assessed its mineral reserves and mineral resources, and while the Company believes that the calculation methods used are appropriate, such calculations are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level for the recovery of gold or other minerals may not be realized. Market price fluctuations of commodities may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Access to Funding

Claude’s ability to continue or expand its production, exploration and development activities depends in part on its ability to generate revenue from its operations or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties.  In addition, management estimates that more than $10.0 million is the minimum annual expenditure required to fulfill the Company’s intended exploration and dewatering programs in 2010.

At current gold prices and forecast production, Management believes operating cash flows will not be sufficient to fund the continued exploration at Madsen and winter ice road resupply requirements at the Seabee Operation.   Accordingly, the Company completed a private placement offering on December 30, 2009.  The $13.8 million in gross proceeds will be used to fund the continued exploration of the Madsen Property and for general corporate purposes As well, the Company intends to divest of its remaining non core assets, the proceeds of which should decrease the need for additional capital to be raised.

Current Global Financial Condition

Recent global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. The fallout from the current global financial crisis has resulted in the following conditions, which may have an impact on the operations and cash flows of the Company:

•	Volatility in commodity prices and foreign exchange rates,
•	Tightening of credit markets,
•	Increased counterparty risk, and
•	Volatility in the prices of publicly traded entities.

Although the tightening of credit markets has restricted the ability of certain companies to access capital, to date this has not had an impact on the Company’s liquidity. During 2009, the Company has raised gross proceeds of approximately $29.8 million from public offerings and also recently re-negotiated one of its credit facilities and has additional availability under its line of credit facility of $3.5 million. However, continued tightening of credit markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

To date, Claude has not experienced any difficulties with respect to any significant counterparties it transacts with. The counterparties continue to be highly rated and, as noted above, the Company has employed measures to reduce the impact of counterparty risk.

The Company has an equity portfolio of publicly listed companies that are classified as available-for-sale.  By holding these investments, the Company is exposed to various risk factors including market price risk and liquidity risk.  Continued volatility in equity markets may have an impact on the value of publicly listed companies in Claude’s equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Environmental, Health and Safety Risk

In connection with is operational properties, Claude expends significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) drawn from a number of different jurisdictions.  The Company believes it is generally in compliance with these laws. Claude anticipates that it will be required to continue to do so in the future as the historical trend toward stricter laws is likely to continue. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining sites, restriction of areas where exploration, development and mining activities may take place and other environmental matters, each of which could have a material adverse effect on Claude’s exploration, operations and the cost or the viability of a particular project.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

The Company’s facilities operate under various permits, licenses and approvals that contain conditions that must be met and Claude’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with these conditions.  Failure to meet certain of these conditions could result in interruption or closure of exploration, development or mining operations or material fines or penalties, all of which could have an adverse impact on Claude’s future cash flows, earnings, results of operations and financial condition. Claude is unable to quantify the costs of such a failure.

Unfavourable Government Regulatory Changes

Claude’s exploration activities and mining operations are affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control, environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada and, depending upon the location of the Company’s properties, may be subject to the provincial laws of Manitoba, Saskatchewan, Alberta or Ontario as well as local municipal laws.  Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may also be affected by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Non-Operator Status of Oil and Natural Gas Properties

All of Claude’s oil and natural gas properties in Alberta are operated by others.  As such, the Company has little or no control over the operation of these assets.  The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks.  The risk factors found in the Company’s oil and natural gas operations are similar to those found in its gold operations.  These include but are not limited to, inherent exploration and operating risks, volatility of crude oil and natural gas prices, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, environmental regulation and risk, uncertainty of reserve and resource estimates, governmental regulations, competition and insurance risks.

Industry Competition

Claude’s business is intensely competitive. The Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically. There is also competition for the technical expertise to find, develop and produce such properties; the labour to operate them; and the capital to finance their development.

If the Company is unable to compete with other mining companies for these mineral deposits, it could have a material adverse effect on Claude’s results of operations and business.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Personnel Risk

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour. The Company employs full-time and part-time employees, contractors and consultants to assist in executing operations and providing technical guidance.  In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour.  Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Flow Through Securities

Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the Income Tax Act (Canada) (“ITA”).  Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer.  Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

The Company has financed certain mining exploration activities primarily through the issuance of equity, including flow-through shares. As a result of flow-through share agreements entered into during 2009, the Company was required to expend $6.0 million in qualifying Canadian Exploration Expenses, as defined by the ITA, prior to December 31, 2010.  At December 31, 2009, $3.6 million remains to be expended.

In the event that the Company is unable to expend the funds on qualifying expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract.  However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance.  The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures.  In addition, the Company could be required to pay a penalty and interest to the Government of Canada for failure to make and renounce such qualifying expenditures, within prescribed time limits.

Although the Company believes it will make the qualifying expenditures and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will be able to make the qualifying expenditures or renounce such deductions in a timely manner.  The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  As such, situations may arise where such directors are in a conflict of interest with the Company.  The Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company’s Conflict of Interest Policies.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Extreme and Persistent Weather Conditions

The Seabee Operation, certain of the Company’s oil and natural gas properties and the Company’s exploration properties are all located in the northern portions of Saskatchewan, Ontario, Manitoba and Alberta. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Shareholder Dilution

As of December 31, 2009, there were directors, officers, key employees and consultant stock options outstanding to purchase 3,259,028 common shares and 29,805,655 share purchase warrants.  These options and warrants, if fully exercised, would constitute approximately 21.8 percent of the Company’s resulting share capital. The exercise of such options and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Title to Company Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Claude has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all such properties are in good standing. For the Madsen properties, Claude has searched title records for any and all encumbrances. For the Seabee properties, the Company has examined property search abstracts from Saskatchewan Energy and Resources as well as made inquiries and reviewed lease files from the Ministry.  It has also received confirmation of title from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Due to the Company’s Canadian Jurisdiction, United States (“U.S.”) Investors may be Deterred from Trading Company Stock as it may be Difficult for U.S. Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada.  All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the U.S.  Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon the Company’s directors or officers or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Insurance

In the course of exploration, development and production of mineral properties, certain risks may occur, in particular, unexpected or unusual operating conditions such as rock bursts, cave-ins, fire, flooding and earthquakes. It is not always possible to fully insure against such risks and Claude may decide not to insure as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Outlook

For 2010, the Company will continue to focus on the following:

i)	Advancement of surface and underground exploration drill programs at the Company’s 100 percent owned Madsen Exploration Project with a continuation of the shaft dewatering program;
ii)	Further development of satellite deposits and improvement of operating margins at the Seabee Operation by moving Santoy 8 towards commercial production, pending environment approval and permits;
iii)	At the Seabee Operation, continue Seabee Deep exploration and development to increase or sustain reserves and resources; and
iv)	Investment in capital projects and equipment to increase both production and productivity at the Seabee Operation.

For 2010, forecasted gold production at the Seabee Operation is estimated to range from 46,000 to 50,000 ounces of gold.   Cash operating costs for 2010 are estimated to be similar to 2009.

Capital is expected to remain at current year levels as a result of continued investment at Madsen and expected upgrades at the Seabee Operation.

At current gold prices and forecast production, Management believes operating cash flows will not be sufficient to fund the continued exploration at Madsen and winter ice road resupply requirements at the Seabee Operation.  Accordingly, the Company completed a private placement offering on December 30, 2009.  The $13.8 million in gross proceeds will be used to fund the continued exploration of the Madsen Property and for general corporate purposes. As well, the Company intends to divest of its remaining non core assets, the proceeds of which should decrease the need for additional capital to be raised.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2009 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.5 million, or $0.00 per share.

Fourth quarter Results and Selected Financial Information

For the quarter ended December 31, 2009, the Company recorded a net loss of $0.9 million, or $0.01 per share, compared to net earnings of $2.4 million, or $0.03 per share, for the comparable period in 2008.    For the three months ended December 31, 2009, EBITDA was $3.1 million, or $0.03 per share, compared to $1.5 million, or $0.02 per share, for the comparable period last year.

Gold revenue generated during the fourth quarter was $15.2 million, a 26 percent increase over the $12.1 million reported for the same period in 2008.  This was a result of slightly higher gold sales volume compared to 2008 (Q4 2009 - 13,023 ounces; Q4 2008 - 12,226 ounces) as well as improved Canadian dollar gold prices realized Q4 2009 - $1,167 (U.S. $1,105); Q4 2008 - $990 (U.S. $816).

For the three months ended December 31, 2009, total mine operating costs remained relatively unchanged period over period.  More tonnes and ounces sold resulted in a five percent decrease in Canadian dollar cash operating cost per ounce:  Q4 2009 - CDN $650 (U.S. $615); Q4 2008 - CDN $683 (U.S. $564).

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

During the fourth quarter of 2009, depreciation, depletion and accretion of the Company’s gold assets of $4.6 million represented a 15 percent increase compared to the $4.0 reported during the comparable period in 2008.  These results are attributable to a higher asset base as well as fewer reserve tonnes at the Seabee Mine.

For the fourth quarter of 2009, general and administrative costs were 43 percent higher, increasing to $2.0 million from $1.4 million in 2008.

Interest and other decreased $1.7 million period over period.  This was due primarily to derivative income offset by higher amortization expense costs on the debenture.

The write down of mineral and exploration properties of $1.1 million related to reduction in carrying values of certain properties in Saskatchewan and Manitoba.

Quarterly Information

The following table provides summary financial and operating data for the Company’s last eight quarters:

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
Unaudited	2009	2009	2009	2009	2008	2008	2008	2008

Gold sales ($ millions)	15.2	12.7	9.1	11.5	12.1	10.9	9.8	8.1
Net earnings (loss) ($ millions)	(0.9)	(0.4)	(3.9)	(1.0)	2.4	(1.7)	(0.8)	0.4
Net earnings (loss) per share(1)	(0.01)	(0.00)	(0.04)	(0.01)	0.03	(0.02)	(0.01)	0.00
Average realized gold price (CDN$ per ounce)	1,167	1,051	1,075	1,146	990	888	915	922
Average realized gold price (US$ per ounce)	1,105	958	921	920	816	853	906	918
Ounces sold(2)	13,000	12,100	8,500	10,100	12,200	12,300	10,800	8,800
Tonnes milled(3)	71,500	70,700	51,300	54,200	61,500	57,800	58,000	51,100
Ounces produced(3)	14,300	14,200	7,700	10,600	13,600	12,000	11,500	8,400
Grade processed (grams per tonne)	6.56	6.53	4.92	6.36	7.09	6.77	6.45	5.37
Cash cost per ounce(4) (CDN$ per ounce)	650	614	813	768	683	757	750	729
Cash cost per ounce(4) (US$ per ounce)	615	560	696	618	564	727	743	725
EBITDA (4) ($ millions)	4.8	4.5	1.3	2.8	2.4	0.7	0.5	0.6
EBITDA (4) per share	0.04	0.04	0.01	0.03	0.02	0.01	0.01	0.01

Weighted average shares outstanding	114,897	111,465	110,087	97,341	97,112	97,112	97,112	97,063

CDN$/US$ Exchange	1.0563	1.0974	1.1672	1.2453	1.2124	1.0418	1.0100	1.0042

(1)  Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)  Excludes ounces sold from Porky West 2009 and 2008 bulk samples.
(3)   Includes ounces produced and tonnes milled from Porky West 2009 and 2008 bulk samples.
(4)     For an explanation of non-GAAP performance measures, refer to “Non-GAAP Performance Measures”.

The financial results for the last eight quarters reflect the following general trends: improving gold revenue over the period; improvement in average realized gold prices; improving gold production notwithstanding a poor second quarter of 2009 and first quarter of 2008; steadying cash costs per ounce - a result of mine operating costs being contained and higher gold sales volume notwithstanding the second quarter of 2009.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

	Dec 31	Dec 31	Dec 31
In thousands of CDN dollars	2009	2008	2007

Gold revenue	48,525	40,999	29,922
Net earnings (loss)	(6,257)	383	(6,967)
Net earnings (loss) per share, basic and diluted	(0.06)	0.00	(0.08)
Total assets	229,421	215,436	199,434
Total long-term liabilities(1)	102,599	110,853	94,889

(1)	Includes an $83.6 million (2008 - $83.1 million) Royalty obligation which is funded by a Promissory note receivable.

Balance Sheet

The Company’s total assets were $229.4 million at December 31, 2009, compared to $215.4 million at December 31, 2008.  The $14.0 million increase was comprised largely of the following: $3.6 million in Cash and cash equivalents; $4.5 million in accounts receivable associated with the timing and receipt of gold sales; $1.4 million in Inventories and stockpiled ore; $5.1 million in Mineral properties, largely comprised of exploration and mine dewatering costs at the Madsen Property; and a $0.6 million increase in the Company’s Restricted promissory notes.  These increases were offset by decreases of $0.8 million in Shrinkage stope platform costs and of $0.7 million in Assets held for sale.

Total liabilities were $119.3 million at December 31, 2009, compared to $128.4 million at December 31, 2008.  The $9.1 million decrease was comprised largely of the following: $1.7 million of Accounts payable and accrued liabilities; $0.4 in Obligations under capital lease; $7.4 million attributable to the Company’s debenture, associated with the partial redemption that was completed during the second quarter; $0.6 in liabilities related to assets held for sale; and $0.9 in deferred revenue.  These decreases were offset by increases of $0.6 million in the Company’s Demand loans payable; $0.6 million in Other liabilities; $0.4 in Royalty obligations; and $0.2 in Asset retirement obligations.

Shareholders’ equity increased by $23.0 million to $110.1 million at the end of 2009, from $87.1 million at December 31, 2008. This is largely attributable to an increase in Share capital of $28.0 million, an increase in contributed surplus of $0.7 million and an increase of $0.6 million in Accumulated other comprehensive income.  These were offset by a $6.3 million decrease in Retained earnings (deficit).

Assets Held For Sale and Related Operations

During the third quarter of 2008, the Company announced plans to divest of its oil and natural gas assets.  As required by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3475 (Disposal of Long-Lived Assets and Discontinued Operations), the related oil and natural gas assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets and the related results of operations have been presented as operations held for sale in the consolidated statements of earnings (loss) and cash flows for all periods presented.

Provided below is Management’s discussion and analysis as it relates to the Company’s oil and natural gas operations.

Claude produces crude oil, natural gas and natural gas liquids (ngls) from properties in Alberta.  The Company’s oil producing property in Saskatchewan was sold during the fourth quarter of 2009.  The Company intends to further its strategy of monetizing non-core assets by selling its remaining interests during 2010.

The Company has various non-operated working interests in oil, ngls and natural gas in Alberta. During 2009, the Alberta properties provided 90 percent of the total production for oil and ngls and 100 percent of the production of natural gas.  The Company sold its working interest in its Saskatchewan Property. The Company’s most significant property in Albert is a 1.82002 percent interest in the Nipisi Gilwood Unit No. 1 (the "Nipisi Unit") located northwest of Edmonton, Alberta. The Nipisi Unit is a 139 well unitized oil field operated by Canadian Natural Resources Ltd. and its reserves represent approximately 95 percent of the Company’s proved oil and ngls reserves as at December 31, 2009.  In addition to this property, the Company has interests in producing oil and natural gas wells at a number of other Alberta locations.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Net oil, ngls and natural gas revenue for the year ended December 31, 2009 decreased 54 percent to $2.1 million from $4.6 million reported for 2008. This result was attributable to the sale of the Company’s Edson assets, which produced ngls and natural gas, and the transfer of one-third of its working interest in its Alberta oil and natural gas assets during 2008.

Oil and ngls sales volume for 2009 was 33,800 barrels, 27 percent lower than the 46,000 barrels sold during 2008. The decrease is largely attributable to normal production declines, the Company’s transfer of one-third of its working interest in its Alberta oil and natural gas assets and to the Company’s September 1, 2008 sale of its Edson assets.  During 2009, the average realized price per barrel of oil and ngls in Canadian dollars was $60.84 (U.S. $53.30), a decrease of 46 percent from the December 31, 2008 average realized price in Canadian dollar terms of $111.81 (U.S. $104.78).

Natural gas sales volume, also impacted by the Company’s transfer of one-third of its working interests in its Alberta oil and natural gas assets and the Edson sale in 2008, decreased to 17 MMCF for the twelve months of 2009 from 282 MMCF during the similar period in 2008. The average realized price in Canadian dollars decreased 58 percent to CDN $4.46 (U.S. $3.91) from CDN $10.54 (U.S. $9.88).

Operating costs were $1.1 million during 2009, a 48 percent decrease from the $2.1 million reported during the comparable period of 2008.  This reduction is attributable to normal production declines and the sales of the Company’s oil and natural gas assets described above.

Each year the Company has its proven and probable oil, ngls and natural gas reserves evaluated independently.  Crude oil and ngls proved and probable reserves decreased by 12 percent to 575,000 barrels at the end of 2009 from 652,000 barrels at the end of 2008.  The decrease noted in the Company’s oil and ngls reserves year over year is attributable to normal production declines and the sale of the Company’s working interest in its Saskatchewan oil assets during the fourth quarter.  Natural gas reserves decreased nominally to 321 MMCF in 2009 from 329 MMCF in 2008; this decrease was also attributable to normal production declines.

Table 8: Schedule of Oil, ngls and Natural Gas Reserves

Reserves (1)	Dec 31	Dec 31
	2009	2008

Crude oil and ngls (mbbl)
Proved
Alberta	427	416
Saskatchewan (2)	-	45
	427	461
Probable
Alberta	148	182
Saskatchewan (2)	-	9
	148	191
Total	575	652

Natural gas (MMCF)
Proved
Alberta	244	231

Probable
Alberta	77	98
Total	321	329

Barrels of oil equivalent (MBOE) (3)
Proved	468	500
Probable	161	207
Total	629	707

(1)	Reserves at December 31, 2009 reviewed by Sproule Associates Limited.
(2)	The Company sold its interest in its Saskatchewan oil producing property during the fourth quarter of 2009.
(3)	Conversion: 6 mcf = 1 boe

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Outstanding Share Data

At December 31, 2009, there were 118,478,686 common shares outstanding.   This compares to 97,112,030 common shares outstanding at December 31, 2008.  During the first quarter of 2009, Claude issued 421,056 common shares pursuant to the Company’s Employee Share Purchase Program.  During the second quarter of 2009, the Company issued 8,599,100 common shares pursuant to the private placement completed on April 9, 2009.  An additional 5,333,000 flow-through shares were issued in this same transaction.  In the fourth quarter, the Company completed a private placement consisting of the issuance of 5,000,000 units (consisting one common share and one common share purchase warrant) and 2,000,000 common shares of Claude issued on a "flow-through" basis.  An additional 13,500 common shares were issued during the fourth quarter due to the exercise of stock options pursuant to the Company’s Stock Option Plan.

Subsequent to the balance sheet date, Claude issued 430,395 common shares pursuant to the Company’s Employee Share Purchase Program and the Company completed and filed a short form prospectus dated January 28, 2010.  The prospectus qualified the distribution of 12,000,000 units issuable upon exercise or deemed exercise of the 12,000,000 special warrants that were issued on December 30, 2009. Each unit is comprised of one common share of Claude and one-half of a common share purchase warrant. Each whole purchase warrant entitles its holder to acquire one common share of Claude at a price of $1.75 until December 30, 2011.  An additional 10,000 common shares were issued due to the exercise of stock options pursuant to the Company’s Stock Option Program.  At March 26, 2010, there were 130,919,081 common shares of the Company issued and outstanding.

Outstanding Stock Options and Warrants

At December 31, 2009, there were 3.3 million director, officer, key employee and consultant stock options outstanding with exercise prices ranging from $0.34 to $2.10 per share.  This compares to 3.5 million director, officer, key employee and consultant stock options outstanding at December 31, 2008 with exercise prices ranging from $0.34 to $2.10 per share.

Table 9: Schedule of Outstanding Stock Options and Average Exercise Price

	December 31, 2009		December 31, 2008
	Number	Average Price	Number	Average Price

Beginning of year	3,541,335	$1.19	3,636,667	$1.27
Options granted	701,828	0.80	583,000	0.92
Options exercised	(13,500)	0.37	-	-
Options lapsed	(970,635)	1.30	(678,332)	1.38
End of year	3,259,028	$1.08	3,541,335	$1.19

For options outstanding at December 31, 2009, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

			Weighted Average
Option Price	Outstanding	Number	Per Share	Remaining
Per Share	Number	Vested	Exercise Price	Life

$0.34-$1.02	1,710,995	1,552,661	$ 0.71	6.61 years
$1.11-$1.47	658,033	641,366	1.21	6.67 years
$1.54-$2.10	890,000	890,000	1.69	7.16 years
	3,259,028	3,084,027	$ 1.08	6.77 years

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

There were 11.8 million common share purchase warrants outstanding as at December 31, 2009 entitling the holder to acquire one common share of the Company at prices determined at the time of issue.  The range of exercise prices and dates of expiration of the warrants outstanding are as follows:

Table 10: Schedule of Warrants Outstanding

	December 31, 2009			December 31, 2008
	Number	Price	Expiry Date	Number	Price	Expiry Date
Beginning of year	1,809,500			-	-	-
	-	$-	-	1,809,500	$1.60	May 22, 2013
	4,299,550	$0.90	October 9, 2010	-	-	-
	696,605	$0.83	April 9, 2011	-	-	-
	5,000,000	$0.90	November 16, 2012	-	-	-
End of year	11,805,655	-	-	1,809,500	-	-

In addition to the above noted common share purchase warrants outstanding as at December 31, 2009, the Company also had a total of 12,000,000 Special Warrants outstanding at a price of $1.15 per Special Warrant.

Disclosure Controls and Internal Controls over Financial Reporting

As of December 31, 2009, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting is effective as at December 31, 2009, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.  No significant changes were made in our internal controls over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Recent Accounting Pronouncements

Please refer to Note 3 to the audited consolidated financial statements for information pertaining to accounting changes effective January 1, 2009.  Note 3 to the audited consolidated financial statements also contains information on accounting pronouncements that will be effective in future periods.

The following summarizes future accounting policy changes that will be relevant to the Company’s consolidated financial statements subsequent to December 31, 2009:

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Business Combinations, Consolidated Financial Statements and Non-Controlling
Interest

The AcSB has issued a series of new standards, CICA Handbook Section 1582, Business Combinations, CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-Controlling Interests, with the objective of harmonizing Canadian accounting for business combinations with U.S. and International Financial Reporting Standards (“IFRS”). These standards need to be implemented concurrently and become effective January 1, 2011.  In the event of a business combination, the Company will assess whether to early adopt the new accounting standards in order to minimize the amount of retroactive application when the Company adopts IFRS.

International Financial Reporting Standards

The AcSB requires that Canadian publicly accountable enterprises adopt IFRS effective January 1, 2011.

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

In order to plan for and to achieve a smooth transition to IFRS, Claude has established a project team to assess the potential impacts of the transition to IFRS.  The project team has developed a three-phase implementation plan to ensure compliance with the new standards and a smooth transition.  Regular progress reports on the status of Claude’s IFRS implementation project are provided to Senior Management and to the Audit Committee.

The Company’s implementation project consists of three primary phases:

Phase 1: Preliminary Study and Diagnostic - completed in Q4 2008

During this phase, the Company:

•	performed a high-level impact assessment to identify key areas that may be affected by the adoption of IFRS;
•	prioritized areas to be evaluated in Phase 2 of the project plan;
•	used information obtained from the assessment to develop a detailed plan for convergence and implementation; and
•	performed an analysis to assess whether information technology systems used to collect and report financial data required modification in order to meet new reporting requirements under IFRS.

Phase 2: Detailed Component Evaluation - in progress (see detailed discussion below)

During this phase, the Company is:

•
completing further evaluation of the financial statement areas impacted by IFRS in order to assess the impact of the adoption of IFRS on results of operations, financial position and financial statement disclosures;

•
developing a more detailed, systematic gap analysis of accounting and disclosure differences between Canadian GAAP and IFRS in order to facilitate final decisions around accounting policies and overall conversion strategy; and

•	specifying changes required to existing business processes and procedures.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Phase 3: Implementation and Review - in progress (see detailed discussion below)

During this phase, the Company will:

•	execute changes to business processes and procedures impacted by Claude’s transition to IFRS;
•	obtain formal approval from Claude’s Audit Committee on recommended accounting policy changes;
•	complete necessary IFRS training for our Audit Committee, Board of Directors and staff;
•	collect financial information necessary to compile 2010 and 2011 IFRS compliant financial statements;
•	work with its external auditors to facilitate the verification and audit of the Company’s opening 2010 IFRS financial statements; and
•	obtain approval from the Audit Committee and Board of Directors for Claude’s IFRS financial statements.

Progress Update

As noted previously, the Company completed its preliminary study and diagnostic phase during the fourth quarter of 2008.  Currently, the Company is now in either the component evaluation phase or the implementation and review phase, depending on the area of IFRS.  Furthermore, the Company is still evaluating some key accounting policy alternatives and implementation decisions; as such, the full accounting effects of adopting IFRS have not yet been determined.  Additional key activities, milestones and their status are outlined below:

Accounting policies and procedures

•	Management has completed a number of IFRS accounting policies. A revised accounting policy manual will be in place by the changeover date of January 1, 2011.
•	Senior Management and the Audit Committee will approve the accounting policies.

Financial statement preparation

•
Management will prepare 2010 IFRS compliant financial statements in anticipation of changeover on January 1, 2011.  The Company’s external auditors will complete an audit of these statements late in the third quarter or early in the fourth quarter of 2010.

•	Format of IFRS financial statements to be developed.

Training and communication

•
Management began attending IFRS training sessions in 2008.  In addition, external advisors have assisted Management in focusing on accounting issues most relevant to Claude.  Sessions will continue throughout 2010.

•	Communication to the Company’s external stakeholders has been ongoing within our MD&A. Further detail will be provided as key accounting policy and implementation decisions are made.
•
During the second quarter of 2010, the Company is holding an IFRS information session with members of the Board of Directors (including Audit Committee members).  During this session, Management and the Company’s external auditors will provide the Board with a review of implications of IFRS standards to Claude’s operations and an overview of the impact on the financial statements.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Control environment

•
As the review of accounting policies is completed, appropriate changes will be made to ensure the integrity of internal control over financial reporting and disclosure controls and procedures.  Changes in accounting policies or business processes may require the implementation of additional controls or procedures to ensure the integrity of the Company’s financial disclosures.  The Company plans to design and test the effectiveness of any new controls during 2010.

•	Expected areas of significance are further discussed below.
•	The Company will also ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

First-Time Adoption of IFRS

IFRS 1, First-Time Adoption of International Financial Reporting Standards, generally requires an entity to apply the new IFRS standards retrospectively at the end of its first IFRS reporting period.  However, IFRS 1 does provide the Company with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.

The Company is analyzing the options available; the most significant exemptions under IFRS 1 that are expected to apply to the Company upon adoption are summarized below.  Note, this is a summary of the changes expected to be the most significant when Claude transitions to IFRS. The Company continues to analyze the accounting policies that are available.  At this stage, the Company cannot readily quantify any expected impacts of these differences on our consolidated financial statements.  The following IFRS are expected to have the most significant impact on the Company’s consolidated financial statements:

•	Business Combinations;
•	Property, Plant and Equipment;
•	Share-Based Payments;
•	Borrowing Costs; and
•	Decommissioning Liabilities.

Non-Gaap Performance Measures

The Company utilizes non-GAAP financial measures as supplemental indicators of operating performance and financial position.  These non-GAAP financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate cash flow from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations.  The Company measures EBITDA as net earnings before operations held for sale, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt, meet other payment obligations and as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

	Dec 31	Dec 31
In thousands of CDN dollars	2009	2008

Earnings (loss) from continuing operations	(7,461)	(8,129)
Income taxes	-	(2,240)
Interest and other	(458)	1,325
Depreciation, depletion and accretion	19,593	12,524
EBITDA	11,674	3,480

As compared to net earnings (loss) according to GAAP, EBITDA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, or the non-cash charges associated with impairments and shutdown-related costs, income taxes, gain on sale of long-term investments or interest and other. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Cash Operating Cost Per Ounce

The Company reports its cash operating costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Cautionary note to U.S. investors concerning resource estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, we use certain terms such as “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This annual report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)

Caution Regarding Forward-Looking Information

This MD&A may contain ‘forward-looking’ statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites.  Certain documents are also available on the Company’s website at www.clauderesources.com.